FILM FUNDING AGREEMENT

This Film Funding Agreement (the "Agreement") is made and entered into as of (the [EFFECTIVE DATE] "Effective Date") by and between Manhattan Transfer Film Fund 1, LLC (the "Producer") and [INVESTOR NAME] (hereinafter "Investor") on the other hand (collectively, the "Parties"), in connection with Investor's provision of funds to the Producer for the purpose of producing, completing, delivering, and marketing the streaming series pilot episode presently entitled "Manhattan Transfer" (the "Picture").

PREAMBLE

Producer has developed the Picture in conjunction with a team of established filmmakers as well as creative talent. Producer is making this film finance opportunity (the "Offering") available under Securities Act Section 4(a)(6) which provides an exemption from registration under the Securities Act for certain crowdfunding transactions. Producer is making this Offering through an Offering Statement on Form C (the "Offering Statement") filed with the Securities and Exchange Commission (the "SEC") relating to the Offering of rights under this Agreement (the "Securities") to investors under the Securities Act of 1933, as amended (the "Securities Act"). Producer is using the WeFunder crowdfunding portal (the "Portal"), which is registered with the SEC as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority, as the intermediary for the Offering.

For good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, Investor and Producer (each a "Party," and collectively, the "Parties") agree as follows:

1. Investor Funds.

    a. Subject to the terms and conditions of this Agreement, and the information set forth in the disclosures outlined on WeFunder (the "Offering Statement"), Investor agrees to provide Producer with the dollar amount of funds ("Investment Amount") set forth on the signature page of this Agreement (the "Investor Funds"), which Investor Funds will be applied toward the production of, and, if funds remain, the marketing and distribution of, the Picture.

    b. Investors who contribute to the first $600,000.00 of Investor Funds (the "Early Bird Investor Funds") to the offering contemplated by this Agreement (the "Offering") will be designated as Early Bird Investors.

c. Producer will be responsible for securing the remainder of the budget, if any, for the Picture from additional equity financing contributions (the "Additional Equity Funds") and other sources (e.g. finishing funds, gap financing, production loans, minimum guarantees from distributors or sales agents etc.) (collectively, the "Additional Funds") from third party equity investors (the "Additional Equity Investors") or creditors if the Investors through WeFunder do not fully fund the Picture.

d. Investor acknowledges that the Producer shall pay WeFunder a commission equal to 7.9% of the gross monies raised in the Offering that are processed through the portal.

2. Adjusted Gross Proceeds.

   a. Adjusted Gross Proceeds (as defined below) shall be allocated as follows, and as illustrated in Section 2(b):

      i. One hundred thirty percent (130%) of Adjusted Gross Proceeds shall be paid first to Early Bird Investors and then One hundred twenty percent (120%) shall be paid to Investors and Additional Equity Investors on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Early Bird Investor Funds and Investor Funds) and pari passu basis until such a time (if ever) as the Early Bird Investor Funds and the Investor Funds have been recouped by the respective parties.

      ii. Next, one hundred percent (100%) of the Adjusted Gross Proceeds shall be paid to Producer and recouped by Producer until such a time (if ever) as the Producer has recouped the Pre-existing Production Costs.

      iii. Following such time, if ever, as each Early Bird Investor has earned the Early Bird Preferential Return, Investors and the Additional Equity Investors have earned the Investor Preferential Return, and Producer has recouped the Pre-existing Production Costs then any remaining Adjusted Gross Proceeds shall be referred to as "Net Profits", and shall be paid as follows: (a) fifty percent (50%) to Producer ("Producer's Net Profits"); and (b) fifty percent (50%), in the aggregate, to Early Bird Investors, Investors, and the Additional Equity Investors on a pro rata basis based on the ratio that their respective financing contributions bears to the aggregate of the Early Bird Investor Funds, Investor Funds, the Additional Equity Funds and the Filmmaker Funds (as defined below) and pari passu basis. All third-party participation in Net Profits (other than those payable to Additional Investors or those that constitute expenses as further described below) shall be borne out of Producer's share of Net Profits. "Filmmaker Funds" is defined as all the additional funds required to produce and market the Picture in addition to Early Bird Investor Funds, Investor Funds, and the Additional Equity Funds, e.g. loans, advances, minimum guarantees, etc.

iv. The 50% / 50% distribution split assumes that the Early Bird Investors, Investors, and Additional Investors contribute the entire Production Budget of the Picture to the Producer. To the extent that they contribute less than the entire Production Budget, the 50% / 50% distribution split shall be adjusted on a pro rata basis in order to contemplate any additional funds or investors.

b. Schedule of Returns. For the purposes of clarity, the following schedule illustrates the allocation of Adjusted Gross Proceeds detailed in Section(s) 1 and 2:

Order of Priority	Description of Adjusted Gross Proceed Returns
1. Early Bird Investors, Investors and Additional Equity Investors	Next, and to the extend applicable, Early Bird Investors, Investors, and Additional Equity Investors shall receive one hundred percent (100%) of their respective invested amounts as detailed in Section(s) 1 and 2).
2. Early Bird Investors, Investors, and Additional Equity Investors	Next, and to the extent applicable, Early Bird Investors, Investors, and Additional Equity Investors shall receive their respective Preferential Returns as detailed in Section 2
3. Producer	Next, and to the extent applicable, Producer shall recoup one hundred percent (100%) of its Pre-existing Production Costs as detailed in the Preamble.
4. Producer, Early Bird Investors, Investors, and Additional Equity Investors	Next, and to the extent applicable, Net Profits shall be divided between Producer (50%) and Early Bird Investors, Investors, and Additional Equity Investors (50%).

c. As used herein, "Gross Proceeds" shall mean any and all non-returnable, non-forfeitable sums, including nonrefundable advances, received by Producer from distribution of the Picture in any and all manner and media, now known or hereafter devised, worldwide, notwithstanding anything to the contrary contained in this Agreement:

i. if a distributor(s) of the Picture pays for the costs of deliverables, such amounts shall not be included in Gross Proceeds;

ii. any amounts used to fund production costs of the Picture shall not be included in Gross Proceeds;

iii. any advance received from a record company in connection with a soundtrack album for the Picture shall be included in Gross Proceeds only to the extent that such advance is not used to pay music or other production costs; and

iv. tax credits or other tax incentives received in connection with the production of the Picture shall be included in Gross Proceeds only to the extent not used to repay financiers providing financing secured by such tax credits or incentives or used to directly fund production costs of the Picture.

d. **"Adjusted Gross Proceeds"** shall mean Gross Proceeds remaining after deduction of the following:

i. third party sales agent and producer representative fees and expenses;

ii. actual, third party, out of pocket amounts incurred by or on behalf of Producer in connection with the sale, marketing, licensing, delivery, distribution and/or exploitation of the Picture;

iii. ongoing third-party accounting costs and expenses actually incurred by or on behalf of Producer in connection with the processing of payments to profit participants (including, without limitation, collection agent fees and expenses), and audit costs;

iv. actual, third party, out of pocket expenses incurred by or on behalf of Producer in connection with the ongoing ownership of the Picture (e.g., costs incurred in connection with the preservation and storage of negatives and master prints and digital storage of the Picture, and any expenses incurred in connection with the copyrighting of the Picture);

v. actual, third party, out of pocket expenses incurred in connection with the existence and management of Producer (e.g., taxes, legal fees, accounting fees, filing fees, etc.);

vi. any residual and/or pension, health and welfare payments paid to unions, guilds, or their members in accordance with the agreements between Producer and the applicable guild with respect to the Picture (to the extent not assumed by the distributor(s) of the Picture);

vii. any amounts required to be withheld by law;

viii. payments pursuant to music licensing "step" deals which require additional payments based on the performance of the Picture;

ix. any deferred compensation and bonuses (e.g., box office bonuses, award bonuses,) payable to parties rendering services in connection with the Picture (to the extent not assumed by the distributor(s) of the Picture).

x. any amounts paid to the production guarantor of the Picture (if any) in repayment of sums advanced by such production guarantor; and

xi. any reasonable reserve amounts, as determined by Producer in its good faith business judgment, required to cover anticipated future costs or liabilities, provided that such reserve amounts shall be liquidated every twelve (12) months.

e. INVESTOR AGREES AND ACKNOWLEDGES THAT THE COMPANY MAKES NO REPRESENTATIONS OR WARRANTIES AS TO THE AMOUNT OF GROSS PROCEEDS, IF ANY, THAT COMPANY WILL RECEIVE FROM THE EXPLOITATION OF THE PICTURE.

f. INVESTOR AGREES AND ACKNOWLEDGES THAT THE COMPANY WILL MAKE SUCH REPORTS AS ARE REQUIRED UNDER THE REGULATION CROWDFUNDING.

3. Perks

   a. Subject to the terms and conditions set forth below, Investors shall be entitled to the following additional perk as set forth on the WeFunder Page.

$250	You will receive an early stream of the pilot episode
$500	You will receive a DVD or Blu-ray of the pilot plus an awesome Manhattan Transfer t-shirt. Plus the above perk.
$1,000	You will have access to behind-the-scenes live streams during production, plus a personally autographed photo from one of the cast. Plus all previous perks.
$2,500+	Spend a day with us on the set. See our production in action, meet the cast and crew and have lunch on us. Plus all previous perks.
$5,000+	You will receive an Associate Producer screen credit and on IMDb. Plus all previous perks.
$10,000+	Have a walk-on role in the pilot episode. Not just a face in the crowd, but right in the frame with some of the stars of the film. Plus all previous perks.
$25,000+	You will receive Co-Executive Producer screen credit and on IMDb. Plus all previous perks (except the Associate Producer credit).
$50,000+	You will receive Executive Producer screen credit and on IMDb. Plus all previous perks (except the other credits).

4. Investor's Representations and Warranties. Investor represents and warrants the following:

   a. Investor understands and accepts that participating in this Offering involves various risks, including the risks outlined in the WeFunder Offering Statement, and in this

Agreement. Investor agrees that they can bear the economic risk of this investment and can afford a complete loss thereof; the Investor has sufficient liquid assets to pay the full amount of Investor Funds; and the Investor has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the Investor's investment of the Investor Funds. Financier acknowledges the following: (i) there can be no assurance that any additional funds will be obtained; (ii) there can be no assurance that the Picture will be completed or that if completed that the Picture will be released or distributed; (iii) there can be no assurance that the Picture will generate any revenues (including without limitation Gross Receipts) or that any such revenues will be sufficient to return to Investor all or any part of the Financing; (iv) investments in the motion Picture industry involve a high degree of risk; (v) Investor has been advised to consult with their own advisor regarding legal matters and tax consequences involving this investment, and (vi) all other risks of investment set forth in the Producer's Offering Statement, a copy of which has been made available to the Investor through the WeFunder Portal.

b. Investor acknowledges that at no time has it been expressly or implicitly represented, guaranteed, or warranted to Investor by Producer or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of advancement by Investor of the Financing

c. Including the amount set forth on the signature page hereto, in the past 12- month period, Investor has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding

d. Investor has had access to and reviewed the Producer's Offering Statement made available through WeFunder. With respect to information provided by the Producer, Investor has relied solely on the information contained in the Offering Statement to make the decision to purchase the Securities

e. Investor confirms that they are not relying and will not rely on any communication (written or oral) of the Producer, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Offering Statement or otherwise by the Producer, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Producer, the Portal nor any of their respective affiliates is acting or has acted as an advisor to Investor in deciding to invest in the Securities. Investor acknowledges that neither the Producer, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the Investor's authority or suitability to invest in the Securities.

f. Investor acknowledges that the Producer has the right in its sole and absolute discretion to abandon this Offering of Securities at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Producer shall return any previously paid Investor Funds, without interest thereon, to Investor.

g. Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

h. Under the Crowdfunding Regulations, Investor has up to 48 hours before the campaign end date to cancel the purchase and get a full refund.

i. Investor confirms that the Producer has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an of investment in the Securities or (ii) made any representation to Investor regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, Investor is not relying on the advice or recommendations of the Producer and Investor has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for Investor.

j. Investor has such knowledge, skill and experience in business, financial and investment matters that Investor is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of Investor's own professional advisors, to the extent that Investor has deemed appropriate, Investor has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Agreement. Investor has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and Investor is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

k. Investor is acquiring the Securities solely for Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. Investor understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that Investor may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. Investor understands that the Producer has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, Investor understands that Investor must bear the economic risks of the investment in the Securities for an indefinite period of time.

l. Investor agrees that Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

5. Producer's Representations and Warranties. Investor acknowledge that that upon execution by the Producer of this Agreement, the Producer makes the following representations and warranties to the Investor as of the date of such execution:

m. Producer has been duly formed under the laws of the state of Wyoming and, has all requisite legal and limited liability power and authority to conduct its business as currently being conducted and to issue and sell the Securities to the Investor pursuant to this Agreement.

n. This Agreement, when executed and delivered by the Producer, shall constitute valid and legally binding obligations of the Producer, enforceable against the

Producer in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

    o. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Securities will not result in any violation of, or conflict with, or constitute a default under, the Producer's articles of organization or operating agreement, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Producer is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Producer, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Producer.

6. Assignment. Investor shall have no right to assign this Agreement or any part hereof and acknowledges that this investment is not being done for purposes of resale; Investor acknowledges that any sale or other transfer of or related to this investment or Agreement may not be permitted under applicable securities regulations. Producer shall have the right to assign this Agreement or any part hereof, however, any such assignment shall be made specifically subject to the terms and conditions and obligations of this Agreement.

7. No Equitable Relief. In the event of a breach of this Agreement by Producer, the rights and remedies of Investor shall be limited to the right to recover monetary damages, if any, in an action at law and in no event shall Investor be entitled to enjoin or restrain the production or distribution or exhibition of the Picture or any element thereof, or the use, publication, or dissemination of any advertising or marketing issued in connection therewith, and Investor irrevocably waives any right to equitable or injunctive relief

8. Indemnification. Investor shall indemnify and hold harmless Producer and the parents, affiliates, and subsidiary companies thereof, and the successors, licensees, and assigns thereof, and their respective directors, managers, employees, agents, personnel, shareholders, owners, representatives, from all third party claims, liabilities, damages, costs and reasonable legal fees arising from any breach or alleged breach of any warranty, representation or agreement made by Investor.

9. Disputes. All Parties agree to enter into mediation before filing suit against each other for any dispute arising from this Agreement. Parties agree to attend one session of mediation before filing suit. If the dispute is not settled by mediation, the Parties are free to file suit. Any lawsuits will be under the jurisdiction of the state of Wyoming, and subject to the laws of the state of Wyoming. The venue shall be in the state of Wyoming.

10. No Right to Audit. Nothing contained herein shall be deemed to grant Early Bird Investors, Investors, Additional Equity Investors or any third party, by implication, estoppel or otherwise, any right to inspect or examine any of Producer data, documents, instruments, records, financial statements, software, systems, premises or related to or in any way

connected with Producer, Producer affiliates, subsidiaries, or related corporate entities. Producer shall have no duty to disclose any financial statements, balance sheets, or any other business records to (i) Early Bird Investors, Investors, or Additional Equity Investors; (ii) representatives of Early Bird Investors, Investors, or Additional Equity Investors; or (iii) any third party which may request same.

11. Waiver of Jury Trial. Each party irrevocably and unconditionally waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any legal action, proceeding, cause of action or counterclaim arising out of or relating to this agreement, including any exhibits, schedules, and appendices attached to this agreement, or the transactions contemplated hereby.

12. HIGH RISK INVESTMENT. **INVESTOR UNDERSTANDS THAT AN INVESTMENT IN SECURITIES INVOLVES A HIGH DEGREE OF RISK.** Investor acknowledges that (a) any projections, forecasts or estimates as may have been provided to Investor are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Producer or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "IRS"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (e) Investor has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

13. Notices. All notices under this Agreement shall be in writing addressed to the addresses provided through WeFunder, or at such other address as either party may designate from time to time by written notice to the other.

14. General Terms. This Agreement contains the entire understanding of the Parties relating to the subject matter herein and supersedes all other agreements between the Parties whether written or oral relating thereto and may not be modified or amended except by written instrument executed by both of the parties hereto. A waiver by either Party of any provision of this Agreement in any instance shall not be deemed to waive such provision for the future. All remedies, rights, undertakings, and obligations contained in this Agreement shall be cumulative and none of them shall be in limitation of any other remedy, right, undertaking, or obligation of either Party. Should any provision of this Agreement be determined to be void or voidable, it shall be curtailed only to the extent of such voidness or voidability and shall otherwise not affect the validity of that provision or any other provision of this Agreement. Investor specifically acknowledges that acceptance of this investment is at the sole and absolute discretion of Producer, and there shall not be deemed to be any agreement between Investor and Producer unless and until this Agreement is countersigned by Producer. A digital reproduction, portable document format (.pdf) or other reproduction of this Agreement may be executed by one or more parties hereto in counterparts and delivered by such party by electronic signature (including signature via

DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE]   .

COMPANY:

Manhattan Transfer Film Fund 1, LLC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):   **INVESTOR:**

By: _____   By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited